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                         ARCHSTONE-SMITH OPERATING TRUST
                      7670 South Chester Street, Suite 100
                            Englewood, Colorado 80112

                                November 9, 2001


VIA FACSIMILE AND EDGAR
-----------------------

Karen Garnett
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


     Re:    Archstone Communities Trust
            Archstone-Smith Trust
            Post-Effective Amendment No. 1 to
            Registration Statement on Form S-4
            File No. 333-64540
            ------------------


Dear Ms. Garnett:

     On behalf of Archstone-Smith Operating Trust, formerly known as Archstone Communities Trust (the "Company"), and Archstone-Smith Trust ("Archstone-Smith"), the undersigned hereby withdraw the above-referenced post-effective amendment. Following discussions with the staff of the Division of Corporation Finance, the Company and Archstone-Smith have determined not to proceed with the post-effective amendment and therefore are withdrawing such post-effective amendment prior to it having been declared effective.

                                  Very truly yours,

                                  ARCHSTONE-SMITH OPERATING TRUST

                                  By: /s/ Caroline Brower
                                      ---------------------------
                                      Caroline Brower
                                      Senior Vice President and General Counsel

                                  ARCHSTONE-SMITH TRUST

                                  By: /s/ Caroline Brower
                                      ---------------------------
                                      Caroline Brower
                                      Senior Vice President and General Counsel